

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 30, 2007

William W. Deneau
Chief Executive Officer
Aurora Oil & Gas Corporation
4110 Copper Ridge Dr., Suite 100
Traverse City, MI 49684

> **Re:** **Aurora Oil & Gas Corporation**
> **Post-Effective Amendment No. 4 to Registration Statement on
>   Form SB-2**
> **Filed October 31, 2007**
> **File No. 333-129695**
>
> **Post-Effective Amendment No. 4 to Registration Statement on
>   Form SB-2**
> **Filed November 1, 2007**
> **File No. 333-130769**

Dear Mr. Deneau:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have issued under separate cover comments relating to your confidential treatment request for Exhibit 10.11 to your quarterly report on Form 10-Q filed

August 7, 2006. Until all open matters including the request for confidential treatment have been resolved, we will not be in a position to consider a request to accelerate the effectiveness of your registration statements.

2.   It appears that you no longer qualify as a "small business issuer" because your public float exceeded $25 million at the end of your last two fiscal years. See the definition provided in Rule 405 under the Securities Act of 1933, as amended. Please amend both registration statements on a form for which you qualify.

3.   Please amend your filings to provide the required updated financial statements. See Item 3-12(a) of Regulation S-X, or Item 310 of Regulation S-B, as the case may be. In addition, please update the financial information throughout your filings accordingly.

Closing Comments

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of either pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

via facsimile

Iris Linder, Esq.
(517) 482-0887